

April 1, 2013

Via E-mail
Mr. Mark P. Sullivan
Chief Financial Officer
Aspen Technology, Inc.
200 Wheeler Road
Burlington, Massachusetts   01803

       Re: **Aspen Technology, Inc.**
               Form 10-K for the Fiscal Year Ended June 30, 2012
               Filed August 21, 2012
               File No. 001-34630

Dear Mr. Sullivan:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via Email
       Frederick Hammond
       Aspen Technology, Inc.